Valeo

Paris, June 14, 2002

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02 JUL -2 AM 12:27

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

02042334

SUPPL

Dear Sirs,

Please find enclosed our Press release regarding our Annual General Meeting of Shareholder of June 10, 2002.

Yours faithfully,

Bruno-Roland Bernard
Investor Relations Director

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Encl.

Siège Social : 43, rue Bayen - 75848 Paris Cedex 17, France - Tél. : (33) 01 40 55 20 20 - Fax : (33) 01 40 55 21 64
VALEO Société Anonyme à Directoire et Conseil de Surveillance au capital de 248 798 889 euros - 552 030 967 RCS Paris

Valeo
Annual General Meeting of Shareholders

Paris, France – 10 June, 2002 – The Annual General Meeting of Shareholders of Valeo took place on June 10th 2002, under the chairmanship of Noël Goutard, Chairman of the Supervisory Board.

Thierry Morin, Chairman of the Management Board, reviewed for the AGM the strategy implemented by Valeo since the end of the first quarter 2001 to turn around the Group and ensure its development. Since its appointment, the new management team has concentrated its efforts on turning around the Group through a continuous improvement in margins and quality. The initial impact of the actions undertaken was rapidly felt: operating results recovered quarter after quarter.

Outlook for 2002

Thierry Morin reaffirmed the Group's objective of gradually improving operating results in the quarters to come.

Industrial redeployment actions will allow the Group to continue to improve its gross margin. In particular, in North America, Valeo Electrical Systems Inc. (VESI) expects to be out of "Chapter 11" in the second half 2002 and put in place an organization at its Rochester site that will enable it to ensure profitability in line with objectives.

At the same time, technological innovation opens up strong organic growth prospects for Valeo. Valeo's expertise, reinforced in its five "Domains" through better synergies between its Branches, will enable the Group to enjoy significant organic growth.

This is illustrated by contracts that have recently been won:

- "Seeing and Being Seen" Domain: the Group recorded its first orders for Bi-Xenon headlamps and bending light technology as well as new orders for its park assist systems;

- "Vehicle Thermal Systems" Domain: Valeo will supply the first combined thermal system which integrates both air conditioning and engine cooling functions;

- "Electrical Energy Management" Domain: the Group signed its first two contracts for belt-driven starter-alternators. This system offers very innovative functions such as "Start-Stop" which combines fuel savings, enhanced driving comfort and active respect for the environment.

Approval of resolutions

The AGM approved all of the resolutions proposed by the Supervisory and Management Boards, with the exception of the resolution authorizing the increase of share capital by issuing shares reserved for employees and that authorizing the increase of share capital in the event of a public takeover offer for Valeo stock. The AGM thus approved:

- the accounts and operations for the fiscal year 2001;
- the ratification of the appointment of Jean-Bernard Lafonta, member of the Supervisory Board;
- the authorization for the Management Board to sell and purchase the Company's shares;
- the renewal of financial authorizations;
- the alignment of statutes with the new French law (NRE);
- the proposed partial business transfer of the clutches and friction materials activities to two wholly owned subsidiaries.

Dividend

Given the results for 2001, but confident in the Group's prospects, the Management Board of Valeo, following approval by the Supervisory Board, proposed the payment of a net dividend of 0.70 euro per share. The AGM approved this dividend which will be paid out as from July 1st 2002.

Operations concerning the creation of subsidiaries

Following the approval of the partial business transfer by Valeo and its subsidiaries beneficiaries of the transfer, the setting up of subsidiaries for its clutches and friction materials activities has been concluded.

Review of results for 2001 and the first quarter 2002

In millions of euro	*2001*	*% change /2000*	*Q1-2002*	*% change /Q1-2001*
Sales	*10,234*	*+ 12%*	*2,550*	*- 5%*
Gross margin	*1,675*	*- 2%*	*422*	*+ 4%*
Operating income	*388*	*- 32%*	*98*	*+ 81%*
Net income	*(591)*	*-*	*20*	*-*

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 143 plants, 53 R&D centers, 10 distribution centers and employs nearly 71,500 people in 24 countries worldwide (end March 2002).